Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

Toronto, Ontario – Wednesday, August 27, 2014 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today announced its management team will be participating in the following upcoming investor conferences:

•	Wednesday, September 10, 2014 – RBC Capital Markets’ Global Industrials Conference in Las Vegas
•	Wednesday, September 17, 2014 – CIBC Annual Eastern Institutional Investor Conference in Montreal
•	Thursday, September 18, 2014 – Imperial Capital Annual Global Opportunities Conference in New York

Webcasts, and when applicable, presentation slides, will be made available prior to the start of each conference at www.progressivewaste.com in the Investor Relations section under Events & Presentations.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
(905) 532-7517
chaya.cooperberg@progressivewaste.com